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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 2001
    ------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                   RULE 13e-3
                           TRANSACTION STATEMENT UNDER
            SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                             SHAW INDUSTRIES, INC.
                              (NAME OF THE ISSUER)

                              SHAW INDUSTRIES, INC.
                            BERKSHIRE HATHAWAY INC.
                                 ROBERT E. SHAW
                              ROBERT E. SHAW, L.P.
                                 JULIAN D. SAUL
                          JULIAN D. SAUL FAMILY TRUST
                              WILLIAM C. LUSK, JR.
                                W. NORRIS LITTLE
                       LITTLE FAMILY LIMITED PARTNERSHIP
                                  VANCE D. BELL
                               KENNETH G. JACKSON
                                  GERALD R. EMBRY
                               JULIUS C. SHAW, JR.
                        (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                  SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   820286 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            BENNIE M. LAUGHTER, ESQ.
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                              DALTON, GEORGIA 30720
                            TELEPHONE (706) 278-3812
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                      ON BEHALF OF PERSON FILING STATEMENT)

                                   COPIES TO:

    ROBERT E. DENHAM, ESQ.                     G. WILLIAM SPEER, ESQ.
  MUNGER, TOLLES & OLSON LLP                  GABRIEL DUMITRESCU, ESQ.
    355 SOUTH GRAND AVENUE             POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
LOS ANGELES, CALIFORNIA 90071                  191 PEACHTREE STREET NE
        (213) 687-3702                             SIXTEENTH FLOOR
                                               ATLANTA, GEORGIA 30303
                                                   (404) 572-6600

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This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through
                  240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the
                  Securities Exchange Act of 1934 (the "Act").

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:    [ ]

Check the following box if the filing is a final amendment reporting the results
of the transaction:    [X]

                            ------------------------
                            CALCULATION OF FILING FEE

                  TRANSACTION VALUE*           AMOUNT OF FILING FEE**
                    $2,399,569,154                 $479,914
                     -------------                  -------

* Calculated solely for the purpose of determining the filing fee. The filing fee was determined based upon the sum of (a) the product of 123,983,208 shares of Shaw common stock and the merger consideration of $19.00 per share in cash and (b) the product of 8,369,173 shares of Shaw common stock subject to outstanding options to purchase Shaw common stock and the difference between $19.00 per share and the exercise price per share of each of such options.

** In accordance with Rule 0-11 under the Act, the filing fee was determined by multiplying the transaction value by 1/50 of one percent.

Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or
schedule and the date of its filing:    [X]

 Amount Previously Paid:   479,914          Filing Party:  Shaw Industries, Inc.
                           ------------                    ---------------------
 Form or Registration No.: Schedule 14A     Date Filed:    November 2, 2000
                           ------------                    ---------------------


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                                  INTRODUCTION

         This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission by: (1) Shaw Industries, Inc., a Georgia corporation ("Shaw"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Robert E. Shaw, a director and chairman and Chief Executive Officer of Shaw, (3) Robert E. Shaw, L.P., a limited partnership through which Mr. Shaw holds common stock, (4) Julian D. Saul, a director and President of Shaw, (5) Julian D. Saul Family Trust, a trust controlled by Mr. Saul, (6) Berkshire Hathaway Inc., a Delaware corporation ("Berkshire Hathaway"), (7) William C. Lusk, Jr., a director of Shaw, (8) W. Norris Little, a director and Vice Chairman of Shaw, (9) Little Family Limited Partnership, a family limited partnership controlled by Mr. Little, (10) Vance D. Bell, Executive Vice President, Operations of Shaw, (11) Kenneth G. Jackson, Executive Vice President and Chief Financial Officer of Shaw, (12) Gerald Embry, Controller of Shaw, and (13) Julius C. Shaw, Jr., Executive Vice President, Investor Relations of Shaw, and amends and supplements the Schedule 13e-3 Transaction Statement (as amended by Amendments No. 1 and No. 2 thereto, the "Transaction Statement") filed by the foregoing and SII Acquisition, Inc. (the "Merger Sub").


         This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 19, 2000 by and among Merger Sub, Shaw and Berkshire Hathaway, pursuant to which Merger Sub has been merged with and into Shaw, with Shaw as the surviving corporation. Merger Sub was formed by Berkshire Hathaway solely for the purpose of engaging in the merger and related transactions. The merger of Merger Sub with and into Shaw (described herein) became effective on January 8, 2001, and as a result of the merger, Merger Sub ceased to have a separate existence. Accordingly, Merger Sub is not a filing party to this Transaction Statement.

         The purpose of this Amendment No. 3 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).


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ITEM 15.          ADDITIONAL INFORMATION

                  On January 8, 2001, Berkshire Hathaway and Shaw filed a Certificate of Merger with the Secretary of State of the State of Georgia, pursuant to which Merger Sub was merged with and into Shaw. The merger became effective as of the date of filing of the Certificate of Merger, at which time each outstanding share of common stock of Shaw (other than those held by Berkshire Hathaway, Merger Sub, or their subsidiaries, and shares for which dissenters' rights have been perfected in accordance with Georgia law) was automatically converted into the right to receive $19.00 in cash, without interest, upon surrender of the certificate of such share to Shaw's exchange agent.

                  As a result of the merger, on January 8, 2001, the common stock of Shaw was delisted from the New York Stock Exchange and the Pacific Stock Exchange and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Securities Exchange Act of 1934. Shaw filed a Form 15 with the Securities and Exchange Commission on January 10, 2001.



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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Dated:  January 11, 2001

                                       SHAW INDUSTRIES, INC.

                                       By: /s/ ROBERT E. SHAW
                                          -------------------------------------
                                       Name:  Robert E. Shaw
                                       Title: Chairman and CEO


                                       BERKSHIRE HATHAWAY INC.


                                       By: /s/ MARC D. HAMBURG
                                          -------------------------------------
                                       Name:  Marc D. Hamburg
                                       Title: Vice President


                                      ROBERT E. SHAW*
                                      ----------------------------------------
                                       Name: Robert E. Shaw


                                       ROBERT E. SHAW, L.P.

                                       By:    ROBERT E. SHAW*
                                          -------------------------------------
                                       Name:  Robert E. Shaw
                                       Title: General Partner


                                       JULIAN D. SAUL*
                                       ----------------------------------------
                                       Julian D. Saul


                                       JULIAN D. SAUL FAMILY TRUST

                                       By:     JULIAN D. SAUL*
                                           ------------------------------------
                                       Name:   Julian D. Saul
                                       Title:  Trustee


                                       NORRIS LITTLE*
                                       ----------------------------------------
                                       Norris Little



                                       LITTLE FAMILY LIMITED PARTNERSHIP

                                       By:     NORRIS LITTLE*
                                           ------------------------------------
                                       Name:   Norris Little
                                       Title:  General Partner


                                       WILLIAM C. LUSK*
                                       ----------------------------------------
                                       William C. Lusk


                                       VANCE D. BELL*
                                       ----------------------------------------
                                       Vance D. Bell


                                       GERALD EMBRY*
                                       ----------------------------------------
                                       Gerald Embry


                                       KENNETH G. JACKSON*
                                       ----------------------------------------
                                       Kenneth G. Jackson


                                       JULIUS C. SHAW, JR.*
                                       ----------------------------------------
                                       Julius C. Shaw, Jr.


                                       *By: /s/ ROBERT R. HARLIN
                                           ------------------------------------
                                              Robert R. Harlin
                                              Attorney-in-fact